Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 Legal Fax: (905) 726-7173 Direct Line: (905) 726-7070 Email: bassem_shakeel@magna.on.ca

VIA FAX AND EDGAR

July 30, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Attention:  Ms. Lyn Shenk

RE:         Magna International Inc.

Form 40-F for the Fiscal Year Ended December 31, 2009

Form 6-K Filed March 31, 2010 (as incorporated by reference into the Form 40-F for the Fiscal Year Ended December 31, 2009)

Dear Ms. Shenk:

Thank you for your letter dated June 16, 2010 providing comments on Magna International Inc.’s (“Magna” or the “Company”) Form 40-F for the Fiscal Year Ended December 31, 2009 and Form 6-K filed March 31, 2010. Set forth below are the Company’s responses to your comments. For your convenience, we have reproduced each of your comments in the order provided, followed by the Company’s corresponding response.

Management’s Discussion and Analysis

Financial Results Summary, page 2

1.              You identify accounts receivable valuation allowances as a “significant item” impacting operating income for 2009 here and on page 15 under “Europe” without quantifying the amount recorded or discussing the circumstances associated with the valuation allowances. Please revise your disclosure accordingly. Also, consider a table that reconciles changes in the balance of the valuation allowance for the balance sheet periods presented. Further, to the extent considered material, include a note in your significant accounting policies note to the financial statements in regard to accounts receivable valuation allowances.

We note your comment regarding quantification of the accounts receivable valuation allowance and will amend future MD&A disclosures for material amounts.

Magna conducts substantially all of its business with automotive original equipment manufacturers (“OEMs”), including the Detroit 3. Each OEM has specific supplier payment terms, generally ranging between 45 days and 55 days. As at December 31, 2009, substantially all receivables were current (as per the OEM’s payment terms). The table below summarizes the Company’s gross accounts receivable balance and related valuation allowance for the last six quarters:

	Gross
	Receivable	Valuation			Net
	Balance	Allowance			Receivables

December 31, 2008	$2,877	$(56)	[2.0]	%	$2,821
March 31, 2009	2,598	(52)	[2.0]	%	2,546
June 30, 2009	2,553	(55)	[2.2]	%	2,498
September 30, 2009	3,397	(75)	[2.2]	%	3,322
December 31, 2009	3,141	(79)	[2.5]	%	3,062
March 31, 2010	3,860	(69)	[1.8]	%	3,791
Average	$3,071	$(64)	[2.1]	%	$3,007

As detailed above, in the last six quarters the accounts receivable valuation allowance has averaged 2.1% of the gross accounts receivable balance. In our view the profit and loss impact of the valuation allowance in any reporting period was not material nor was the ending balance material to the balance sheet. As such, the Company does not believe it is necessary to provide a table that reconciles changes in the balance of the valuation allowance or include a note to our significant accounting policies note to the financial statements in regards to accounts receivable valuation allowance.

Results of Operations, page 9

2.              You cite numerous factors as causes of variances in expenses and results without quantifying their effect. Please quantify the factors cited so that investors may have an understanding of their relative impact. Refer to section 501.04 of the Codification of Financial Reporting Released for guidance.

We note your comment. In our view, Magna has provided quantitative information about specific factors impacting significant performance measures when such factors are material to understanding the Company’s performance.

For example, in explaining the Company’s operating results, we separately disclose in detail the impact of “Unusual Items” on Operating Income, Net Income and Diluted Earnings per Share. Furthermore, in explaining the Company’s Gross Margin; Selling, General Administrative expenses and segment results (refer to the “Earnings (Loss) before Interest and Taxes (“EBIT”) section of the MD&A) we also separately disclose the impact of “Unusual Items” and “Significant Items”. These “Unusual Items” and “Significant Items” have had a material impact on both Magna’s consolidated income (loss), as well as the Company’s operating segments.

However, we recognize that judgment is required in determining the level of quantitative detail necessary to ensure the Company’s performance is adequately explained. In future MD&A, we will continue to endeavor to provide quantitative information about qualitative factors that have had a material impact on significant performance measures.

Financial Condition, Liquidity and Capital Resources

Cash Flow from Operations, page 16

3.              We note in your disclosure here for the annual period and for the quarterly period ended March 31, 2010 as reported in Exhibit 99.1 of the Form 6-K filed May 14, 2010 that you primarily attribute the decrease in current period cash flow from operations to changes in net income and non-cash items. Please note that reference to net income, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow from operations in terms of cash. Please disclose, in terms of cash, the significant reasons and related underlying drivers sufficient to explain a substantial portion of comparative changes in and level of cash flow from operations. Refer to Section IV.B.1 of “Interpretations: Commission Guidance Regarding

Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Changes in cash flow from operations may well be due to changes in the volume of your business. However, we note that you have undertaken cost saving measures in response to the production volume declines and reduced sales that presumably had a mitigating impact on cash flow from operations. Provide us with a copy of your intended revised analysis.

We note your comment.  However, in order to gather the necessary information to comply, the Company will need to make certain changes to financial reporting systems and processes.  We will continue to work with the SEC staff in this regard and in future filings will endeavour to address your concerns to appropriately describe the quantitative and qualitative factors that have had a material impact on cash flow.

Contractual Obligations and Off-Balance Sheet Financing, page 19

4.              We note your disclosure below the contractual obligations table that you had no unconditional purchase obligations other than those related to inventory, services, tooling and fixed assets in the ordinary course of business. We believe these purchase obligations should be included in the table pursuant to General instruction B(12)(ii) of Form 40-F. Please revise the table accordingly.

We note your comment. In our view, we have complied with the general instructions to Form 40-F, however, we will make the following prospective change to our disclosure:

“A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Consistent with our customer obligations, substantially all of our purchases are made under purchase orders with our suppliers which are requirements based and accordingly do not specify minimum quantities. Other long-term liabilities are defined as long-term liabilities that are recorded on our consolidated balance sheet. Based on this definition, the following table includes only those contracts which include fixed or minimum obligations.”

This additional disclosure addresses the requirements related to the procurement of production and tooling inventories, and services. In addition to this disclosure, we will review our purchase commitments with respect to fixed assets. Traditionally, the first quarter represents the lowest quarter of additions in the fiscal year ($133 million in the first quarter of 2010 while we expect that our full year 2010 spending for fixed assets will be in the range of $750 million to $800 million). Although we do not believe that we have significant amounts of purchase obligations that are fixed or have minimum obligations, we will continue to endeavor to provide additional information regarding purchase commitments in future filings.

Form 6-K filed May 14, 2010

Consolidated Balance Sheets, page 43

Accounts Receivable

5.              We note that sales for the three months ended March 31, 2010 increased by $93 million from sales for the three months ended December 31, 2009, yet the balance of accounts receivable increased by $729 million from December 31, 2009 to March 31, 2010. Please explain to us the reason for the apparent disproportionate increase in the accounts receivable balance relative to the increase in sales for the most recent interim period. Tell us with a view toward disclosure if there have been any changes in terms, rates or timing of collections, and address any associated impacts on your cash flows and liquidity.

We note your comment. In our view, Magna has provided an explanation for the increase in accounts receivable in relation to the increase in sales from the comparable quarter in 2009. However, we note the apparent disconnect between the increase in accounts receivable in comparison to the increase in sales from the prior quarter.

In future MD&A we will provide the following disclosure relating to seasonality:

“Magna conducts substantially all of its business with automotive original equipment manufacturers (“OEMs”), including the Detroit 3. Each OEM has specific supplier payment terms, generally ranging between 45 days and 55 days. As a result, our accounts receivable balance at any given quarter end generally only includes the last month and a half of sales, and not sales for the whole quarter.

Our businesses are generally not seasonal. However, our sales and profits are closely related to our automotive customers’ vehicle production schedules. Our largest North American customers typically halt production for approximately 2 weeks in July and one week in December. Additionally, many of our customers in Europe typically shutdown vehicle production during portions of August and one week in December.

Since most of our customers are shut down at the end of December, our accounts receivable balance as at December 31 is lower in relation to total fourth quarter sales. In contrast, since there are typically no shutdowns in February and March, the accounts receivable balance as at March is generally larger than at December, even if sales for the entire quarter were consistent.”

6.              In connection with the above comment, please explain to us the correlation between changes in quarterly sales relative to, and the balance of accounts receivable at the end of the interim period from the end of, the immediately preceding quarter over the previous four interim periods. That is, first quarter 2009 sales decreased $1.262 billion from sales of the preceding quarter and the accounts receivable balance at the end of the first quarter decreased by $275 million from the balance at the end of the preceding quarter, and successively, second quarter 2009 sales increased $131 million and accounts receivable decreased $48 million, third quarter 2009 sales increased $964 million and accounts receivable increased $824 million, and fourth quarter 2009 sales increased $750 million and accounts receivable balance decreased $206 million.

Similar to the discussion in our response to item 5 above with respect to December month end accounts receivable balances, the relation between the change in the balance of accounts receivable at any given quarter end and the change in sales from one quarter to the next is not representative. A more accurate comparison would be the change in accounts receivable balances and the change in sales from one year to another.

(United States dollars in millions)

	2008				2009				2010
	1st Q	2nd Q	3rd Q	4th Q	1st Q	2nd Q	3rd Q	4th Q	1st Q
Total sales	6,622	6,713	5,533	4,836	3,574	3,705	4,669	5,419	5,512
Accounts receivable	4,452	4,484	4,018	2,821	2,546	2,498	3,322	3,062	3,791

Comparisons to Prior Quarter
Change in Sales		91	(1,180)	(697)	(1,262)	131	964	750	93
Change in Accounts Receivable		32	(466)	(1,197)	(275)	(48)	824	(260)	729
Percent Change in Sales					-26%	4%	26%	16%	2%
Percent Change in Accounts Receivable					-10%	-2%	33%	-8%	24%

Comparisons to Same Quarter in Prior Year
Change in Sales					(3,048)	(3,008)	(864)	583	1,938
Change in Accounts Receivable					(1,906)	(1,986)	(696)	241	1,245
Percent Change in Sales					-46%	-45%	-16%	12%	54%
Percent Change in Accounts Receivable					-43%	-44%	-17%	9%	49%

As can be seen in the table, the change in sales and the change in accounts receivable when compared to the same quarter in the previous year tends to follow a very similar percentage change.

As requested in your letter dated June 16, 2010, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that we will forward a copy of your letter and this response to the Company’s audit committee. In addition, our independent auditors have received a copy of your letter and have reviewed this response.

Please feel free to contact me if you have any further questions or comments.

Yours very truly,

/s/ “Bassem Shakeel”

Bassem Shakeel
Vice-President and Secretary

c.c.          Members of the Magna International Inc. Audit Committee

Vince Galifi, Executive Vice-President and Chief Financial Officer

Jeff Palmer, Executive Vice-President and Chief Legal Officer

Patrick McCann, Vice-President, Finance

Don Linsdell, Ernst & Young LLP